

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 29, 2006

Walter M. Groteke
Chief Executive Officer
Netwolves Corporation
4805 Independence Parkway, Suite 101
Tampa, FL 33634

Re: Netwolves Corporation
        Registration Statement on Form SB-2
        Filed September 25, 2006
        File No. 333-137567

Dear Mr. Groteke:

        This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

        You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

        We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

                                        Sincerely,

                                        /s/ Michele M. Anderson
                                        Michele M. Anderson
                                        Legal Branch Chief